No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2016

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On January  29, 2016, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 4, 2016

January 29, 2016

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE FISCAL NINE-MONTH PERIOD ENDED DECEMBER 31, 2015

Tokyo, January 29, 2016 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2015.

Third Quarter Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal third quarter ended December 31, 2015 totaled JPY 124.1 billion (USD 1,030 million), a decrease of 18.5% from the same period last year. Earnings per share attributable to owners of the parent for the quarter amounted to JPY 68.91 (USD 0.57), a decrease of JPY 15.65 (USD 0.13) from JPY 84.56 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated sales revenue for the quarter amounted to JPY 3,617.2 billion (USD 29,991 million), an increase of 3.4% from the same period last year, due primarily to increased revenue in automobile and financial services business operations.

Consolidated operating profit for the quarter amounted to JPY 163 billion (USD 1,352 million), a decrease of 22.3% from the same period last year, due primarily to increased SG&A expenses, including quality related expenses and unfavorable foreign currency effects, despite an increase in profit attributable to increased sales revenue and model mix, and continuing cost reduction efforts.

Share of profit of investments accounted for using the equity method for the quarter amounted to JPY 45.0 billion (USD 374 million) for the quarter, an increase of 22.6% from the corresponding period last year.

Consolidated profit before income taxes for the quarter totaled JPY 200.8 billion (USD 1,666 million), a decrease of 24.0% from the same period last year.

Business Segment

Motorcycle Business

For the three months ended December 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sale
	Three months ended Dec. 31, 2014	Three months ended Dec. 31, 2015	Change	%	Three months ended Dec. 31, 2014	Three months ended Dec. 31, 2015	Change	%
Motorcycle business	4,585	4,407	- 178	- 3.9	2,751	2,654	- 97	- 3.5
Japan	49	41	- 8	- 16.3	49	41	- 8	- 16.3
North America	72	69	- 3	- 4.2	72	69	- 3	- 4.2
Europe	33	33	0	0.0	33	33	0	0.0
Asia	4,036	3,968	- 68	- 1.7	2,202	2,215	13	0.6
Other Regions	395	296	- 99	- 25.1	395	296	- 99	- 25.1

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal third quarter by business segment, in motorcycle business operations, sales revenue from sales to external customers decreased 6.5%, to JPY 442.1 billion (USD 3,666 million) from the same period last year due mainly to unfavorable foreign currency translation effects. Operating profit totaled JPY 49.5 billion (USD 410 million), a decrease of 6.6% from the same period last year, due primarily to unfavorable foreign currency effects, despite continuing cost reduction efforts.

Automobile Business

For the three months ended December 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Dec. 31, 2014	Three months ended Dec. 31, 2015	Change	%	Three months ended Dec. 31, 2014	Three months ended Dec. 31, 2015	Change	%
Automobile business	1,174	1,228	54	4.6	872	879	7	0.8
Japan	162	151	- 11	- 6.8	145	140	- 5	- 3.4
North America	474	466	- 8	- 1.7	474	466	- 8	- 1.7
Europe	36	43	7	19.4	36	43	7	19.4
Asia	431	503	72	16.7	146	165	19	13.0
Other Regions	71	65	- 6	- 8.5	71	65	- 6	- 8.5

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from sales to external customers increased 3.3%, to JPY 2,652.4 billion (USD 21,992 million) from the same period last year due mainly to favorable foreign currency translation effects. Operating profit totaled JPY 69.5 billion (USD 577 million), a decrease of 36.5% from the same period last year, due primarily to increased SG&A expenses, including quality related expenses and unfavorable foreign currency effects, despite an increase in sales volume and model mix, and continuing cost reduction efforts.

Financial Services Business

Sales revenue from customers in the financial services business operations increased 16.7%, to JPY 444.5 billion (USD 3,686 million) from the same period last year due mainly to an increase in revenue from operating leases and sales of returned lease vehicles as well as favorable foreign currency translation effects. Operating profit increased 2.6% to JPY 51.4 billion (USD 427 million) from the same period last year due mainly to favorable foreign currency effects.

Power Product and Other Businesses

For the three months ended December 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Three months ended Dec. 31, 2014	Three months ended Dec. 31, 2015	Change	%
Power product business	1,138	1,177	39	3.4
Japan	83	62	- 21	- 25.3
North America	425	469	44	10.4
Europe	199	190	- 9	- 4.5
Asia	289	344	55	19.0
Other Regions	142	112	- 30	- 21.1

Note 1: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended December 31, 2014 and 2015, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Note 2: Aviation business activities are included in the power products and other businesses segment. Aircraft deliveries began in December 2015.

Sales revenue from sales to external customers in power product and other businesses increased 0.8%, to JPY 77.9 billion (USD 646 million) from the same period last year, due mainly to increased consolidated unit sales in power product business, despite unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 7.4 billion (USD 62 million), a decline of JPY 4.7 billion (USD 39 million) from the same period last year, due mainly to an increase in operating costs and expenses in other businesses.

Geographical Information

With respect to Honda’s sales for the fiscal third quarter by geographic segment, in Japan, sales revenue from domestic and export sales amounted to JPY 1,032.8 billion (USD 8,563 million), an increase of 7.1% from the same period last year due mainly to increased revenue in automobile and financial service business operations. Operating profit totaled JPY 27.7 billion (USD 230 million), a decrease of 63.3% from the same period last year, due mainly to an increase in SG&A expenses, including quality related expenses.

In North America, sales revenue increased by 9.1%, to JPY 2,146.7 billion (USD 17,799 million) from the same period last year due mainly to increased revenue in automobile and financial service business operations as well as favorable foreign currency translation effects. Operating profit totaled JPY 37.9 billion (USD 314 million), a decrease of 52.6% from the same period last year due mainly to increased SG&A expenses, including quality related expenses and unfavorable foreign currency effects.

In Europe, sales revenue increased by 9.5%, to JPY 186.4 billion (USD 1,546 million) from the same period last year due mainly to increased revenue in automobile business operations, despite unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 5.3 billion (USD 44 million), a decline of JPY 2.7 billion (USD 23 million) from the same period last year due mainly to an increase in SG&A expenses, including quality related expenses and unfavorable foreign currency effects, despite an increase in profit attributable to increased sales revenue and model mix.

In Asia, sales revenue increased by 4.6%, to JPY 913.8 billion (USD 7,577 million) from the same period last year mainly due to increased revenue in automobile and motorcycle business operations, despite unfavorable foreign currency translation effects. Operating profit increased by 14.5%, to JPY 88.2 billion (USD 732 million) from the same period last year due mainly to continuing cost reduction efforts, and an increase in profit attributable to increased sales revenue and model mix.

In Other regions, which includes South America, the Middle/Near East, Africa and Oceania, sales revenue decreased by 20.1%, to JPY 193.9 billion (USD 1,608 million) from the same period last year mainly due to decreased revenue in motorcycle business operations as well as unfavorable foreign currency translation effects, despite increased revenue in automobile business operations. Honda reported an operating loss of JPY 303 million (USD 3 million), a decrease of JPY 10.4 billion (USD 87 million) from the same period last year mainly due to unfavorable foreign currency effects, despite continuing cost reduction efforts and an increase in profit attributable to increased sales revenue and model mix.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 120.61=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 31, 2015.

Nine Months Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal nine months ended December 31, 2015 totaled JPY 437.9 billion, an increase of 2.4% from the same period last year. Earnings per share attributable to owners of the parent for the fiscal nine months amounted to JPY 243.01, an increase of JPY 5.80 from JPY 237.21 for the same period last year.

Consolidated sales revenue for the fiscal nine months amounted to JPY 10,943.2 billion, an increase of 11.3% from the same period last year, due primarily to increased revenue in automobile and financial services business operations, as well as favorable foreign currency translation effects.

Consolidated operating profit for the fiscal nine months amounted to JPY 567.2 billion, a decrease of 3.0% from the same period last year, due primarily to an increase in SG&A expenses, including quality related expenses, despite an increase in profit attributable to increased sales revenue and model mix, and continuing cost reduction efforts.

Share of profit of investments accounted for using the equity method for the fiscal nine months amounted to JPY 117.6 billion, an increase of 50.5% from the corresponding period last year.

Consolidated profit before income taxes for the fiscal nine months totaled JPY 694.1 billion, a decrease of 0.6% from the same period last year.

Business Segment

Motorcycle Business

For the nine months ended December 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Nine months ended Dec. 31, 2014	Nine months ended Dec. 31, 2015	Change	%	Nine months ended Dec. 31, 2014	Nine months ended Dec. 31, 2015	Change	%
Motorcycle business	13,285	12,882	- 403	- 3.0	7,948	7,939	- 9	- 0.1
Japan	147	138	- 9	- 6.1	147	138	- 9	- 6.1
North America	201	219	18	9.0	201	219	18	9.0
Europe	139	147	8	5.8	139	147	8	5.8
Asia	11,613	11,390	- 223	- 1.9	6,276	6,447	171	2.7
Other Regions	1,185	988	- 197	- 16.6	1,185	988	- 197	- 16.6

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal nine months by business segment, in motorcycle business operations, sales revenue from sales to external customers increased 2.7%, to JPY 1,368.1 billion from the same period last year, due mainly to increased consolidated unit sales in Asia, despite decreased consolidated unit sales in Other Regions, which includes South America. Operating profit totaled JPY 154.1 billion, an increase of 11.1% from the same period last year, due primarily to continuing cost reduction efforts and an increase in sales volume and model mix, despite unfavorable foreign currency effects.

Automobile Business

For the nine months ended December 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Nine months ended Dec. 31, 2014	Nine months ended Dec. 31, 2015	Change	%	Nine months ended Dec. 31, 2014	Nine months ended Dec. 31, 2015	Change	%
Automobile business	3,298	3,514	216	6.5	2,632	2,656	24	0.9
Japan	540	466	- 74	- 13.7	498	430	- 68	- 13.7
North America	1,357	1,436	79	5.8	1,357	1,436	79	5.8
Europe	118	117	- 1	- 0.8	118	117	- 1	- 0.8
Asia	1,082	1,303	221	20.4	458	481	23	5.0
Other Regions	201	192	- 9	- 4.5	201	192	- 9	- 4.5

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from sales to external customers increased 10.9%, to JPY 7,950 billion from the same period last year due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating profit totaled JPY 268.1 billion, a decrease of 10.0% from the same period last year, due primarily to increased SG&A expenses, including quality related expenses, despite an increase in sales volume and model mix as well as continuing cost reduction efforts.

Financial Services Business

Sales revenue from customers in the financial services business operations increased 25.0%, to JPY 1,380.2 billion from the same period last year due mainly to an increase in revenue from operating leases and sales of returned lease vehicles as well as favorable foreign currency translation effects. Operating profit increased 5.0% to JPY 155.8 billion from the same period last year due mainly to favorable foreign currency effects, despite increased SG&A expenses.

Power Product and Other Businesses

For the nine months ended December 31, 2014 and 2015

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Nine months ended Dec. 31, 2014	Nine months ended Dec. 31, 2015	Change	%
Power product business	3,961	4,010	49	1.2
Japan	236	262	26	11.0
North America	1,696	1,805	109	6.4
Europe	629	595	- 34	- 5.4
Asia	1,063	1,030	- 33	- 3.1
Other Regions	337	318	- 19	- 5.6

Note 1: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the nine months ended December 31, 2014 and 2015, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Note 2: Aviation business activities are included in the power products and other businesses segment. Aircraft deliveries began in December 2015.

Sales revenue from sales to external customers in power product and other businesses increased by 7.1% to JPY 244.7 billion from the same period last year, due mainly to favorable foreign currency translation effects. Honda reported an operating loss of JPY 10.8 billion, a decline of JPY 10.3 billion from the same period last year, due mainly to an increase in operating costs and expenses in other businesses as well as unfavorable foreign currency effects.

Geographical Information

With respect to Honda’s sales for the fiscal nine months by geographic segment, in Japan, sales revenue from domestic and export sales amounted to JPY 2,931.3 billion basically unchanged from the same period last year, due mainly to increased sales revenue in financial business operations, despite decreased sales revenue in automobile business operations. Operating profit totaled JPY 81.7 billion, a decrease of 59.4% from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix as well as increased SG&A expenses, including quality related expenses, despite favorable foreign currency effects.

In North America, sales revenue increased by 20.1%, to JPY 6,434.4 billion from the same period last year due mainly to increased revenue in all business operations, as well as favorable foreign currency translation effects. Operating profit totaled JPY 184.3 billion, a decrease of 2.5% from the same period last year, due mainly to increased SG&A expenses, including quality related expenses and unfavorable foreign currency effects, despite an increase in profit attributable to increased sales revenue and model mix.

In Europe, sales revenue totaled to JPY 546.2 billion basically unchanged from the same period last year due mainly to increased revenue in automobile business operations, despite unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 3.1 billion, an improvement of JPY 3.3 billion from the same period last year due mainly to continuing cost reduction efforts and an increase in profit attributable to increased sales revenue and model mix, despite unfavorable foreign currency effects.

In Asia, sales revenue increased by 11.7%, to JPY 2,694.2 billion from the same period last year mainly due to increased revenue in motorcycle and automobile business operations, as well as favorable foreign currency translation effects. Operating profit increased by 30.2%, to JPY 269.8 billion from the same period last year due mainly to continuing cost reduction efforts and an increase in profit attributable to increased sales revenue and model mix, as well as favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Near/Middle East, Africa and Oceania, sales revenue decreased by 10.5%, to JPY 645.1 billion from the same period last year, mainly due to decreased revenue in motorcycle business operations as well as unfavorable foreign currency translation effects, despite increased revenue in automobile business operations. Operating profit totaled JPY 11.4 billion, a decrease of 64.7% from the same period last year due mainly to increased SG&A expenses as well as unfavorable foreign currency effects, despite continuing cost reduction efforts and an increase in profit attributable to increased sales revenue and mode mix.

Consolidated Statements of Financial Position for the Fiscal Nine Months Ended December 31, 2015

Total assets increased by JPY 162.4 billion, to JPY 18,588.2 billion from March 31, 2015, mainly due to an increase in Cash and cash equivalents and Equipment on operating leases, despite a decrease in Receivables from financial services as well as foreign currency translation effects. Total liabilities increased by JPY 40.7 billion, to JPY 11,083.7 billion from March 31, 2015, mainly due to an increase in Financing liabilities and Provisions, despite a decrease in Trade payables and foreign currency translation effects. Total equity increased by JPY 121.7 billion, to JPY 7,504.5 billion from March 31, 2015 due mainly to increased Retained earnings attributable to increased Profit for the period, despite foreign currency translation effects.

Consolidated Statements of Cash Flows for the Fiscal Nine Months Ended December 31, 2015

Consolidated cash and cash equivalents on December 31, 2015 increased by JPY 161.7 billion from March 31, 2015, to JPY 1,633.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 958.6 billion for the fiscal nine months ended December 31, 2015. Cash inflows from operating activities increased by JPY 397.2 billion compared with the same period of the previous fiscal year due mainly to an increase in cash received from customers, despite increased payments for parts and raw materials.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 682.8 billion. Cash outflows from investing activities increased by JPY 96.3 billion compared with the same period of the previous fiscal year, due mainly to an increase in purchases of property, plant and equipment.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 48.7 billion. Cash outflows from financing activities increased by JPY 149.9 billion compared with the same period of the previous fiscal year, due mainly to an increase in repayments of financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2016

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2016, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2016

	Yen (billions)	Changes from FY 2015
Sales revenue	14,550.0	+ 9.2%
Operating profit	685.0	+ 2.1%
Profit before income taxes	805.0	- 0.2%
Profit for the year attributable to owners of the parent	525.0	+ 3.1%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	291.30

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 120 for the full year ending March 31, 2016.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2016 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 143.3
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 118.0
SG&A expenses	- 114.0
R&D expenses	- 51.0
Currency effect	- 82.0

Operating profit compared with fiscal year 2015	+ 14.3

Share of profit of investments accounted for using the equity method	+ 38.9
Finance income and finance costs	- 54.5

Profit before income taxes compared with fiscal year 2015	- 1.2

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on January 29, 2016, resolved to make the quarterly dividend JPY 22 per share of common stock, the record date of which is December 31, 2015. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2016, is JPY 88 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

Consolidated Financial Summary

For the three months and nine months ended December 31, 2014 and 2015

Financial Highlights

	Yen (millions)
	Three months ended Dec. 31, 2014	Three months ended Dec. 31, 2015	Nine months ended Dec. 31, 2014	Nine months ended Dec. 31, 2015
Sales revenue	3,497,906	3,617,223	9,836,584	10,943,262
Operating profit	210,001	163,079	584,505	567,207
Profit before income taxes	264,419	200,890	698,578	694,156
Profit for the period attributable to owners of the parent	152,396	124,187	427,530	437,975

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	84.56	68.91	237.21	243.01

	U.S. Dollar (millions)
		Three months ended Dec. 31, 2015		Nine months ended Dec. 31, 2015
Sales revenue		29,991		90,733
Operating profit		1,352		4,703
Profit before income taxes		1,666		5,755
Profit for the period attributable to owners of the parent		1,030		3,631

	U.S. Dollar
Earnings per share attributable to owners of the parent		0.57		2.01
Basic and diluted

[1] Condensed Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2015	Dec. 31, 2015
Assets
Current assets:
Cash and cash equivalents	1,471,730	1,633,453
Trade receivables	820,681	699,727
Receivables from financial services	2,098,951	1,978,602
Other financial assets	92,708	149,298
Inventories	1,498,312	1,396,478
Other current assets	313,758	391,771

Total current assets	6,296,140	6,249,329

Non-current assets:
Investments accounted for using the equity method	614,975	621,277
Receivables from financial services	3,584,654	3,327,095
Other financial assets	350,579	361,223
Equipment on operating leases	3,335,367	3,741,841
Property, plant and equipment	3,189,511	3,185,734
Intangible assets	759,535	814,997
Deferred tax assets	138,069	125,009
Other non-current assets	157,007	161,740

Total non-current assets	12,129,697	12,338,916

Total assets	18,425,837	18,588,245

Liabilities and Equity
Current liabilities:
Trade payables	1,157,738	987,905
Financing liabilities	2,833,563	2,938,445
Accrued expenses	377,372	338,058
Other financial liabilities	109,715	83,387
Income taxes payable	53,654	44,042
Provisions	294,281	404,734
Other current liabilities	474,731	447,978

Total current liabilities	5,301,054	5,244,549

Non-current liabilities:
Financing liabilities	3,926,276	3,909,390
Other financial liabilities	61,147	55,069
Retirement benefit liabilities	592,724	591,381
Provisions	182,661	169,029
Deferred tax liabilities	744,410	879,589
Other non-current liabilities	234,744	234,714

Total non-current liabilities	5,741,962	5,839,172

Total liabilities	11,043,016	11,083,721

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(26,165)	(26,176)
Retained earnings	6,083,573	6,402,345
Other components of equity	794,034	603,944

Equity attributable to owners of the parent	7,108,627	7,237,298
Non-controlling interests	274,194	267,226

Total equity	7,382,821	7,504,524

Total liabilities and equity	18,425,837	18,588,245

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended December 31, 2014 and 2015

	Yen (millions)
	Three months ended Dec. 31, 2014	Three months ended Dec. 31, 2015
Sales revenue	3,497,906	3,617,223
Operating costs and expenses:
Cost of sales	(2,684,121)	(2,789,606)
Selling, general and administrative	(454,464)	(497,167)
Research and development	(149,320)	(167,371)

Total operating costs and expenses	(3,287,905)	(3,454,144)

Operating profit	210,001	163,079

Share of profit of investments accounted for using the equity method	36,781	45,097
Finance income and finance costs:
Interest income	7,252	7,218
Interest expense	(5,106)	(4,406)
Other, net	15,491	(10,098)

Total finance income and finance costs	17,637	(7,286)

Profit before income taxes	264,419	200,890
Income tax expense	(95,869)	(61,769)

Profit for the period	168,550	139,121

Profit for the period attributable to:
Owners of the parent	152,396	124,187
Non-controlling interests	16,154	14,934

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	84.56	68.91

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2014 and 2015

	Yen (millions)
	Three months ended Dec. 31, 2014	Three months ended Dec. 31, 2015
Profit for the period	168,550	139,121
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	429	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	6,258	10,325
Share of other comprehensive income of investments accounted for using the equity method	(1,201)	1,874
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	369,181	13,508
Share of other comprehensive income of investments accounted for using the equity method	30,099	(10,048)

Total other comprehensive income, net of tax	404,766	15,659

Comprehensive income for the period	573,316	154,780

Comprehensive income for the period attributable to:
Owners of the parent	539,949	137,541
Non-controlling interests	33,367	17,239

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2014 and 2015

	Yen (millions)
	Nine months ended Dec. 31, 2014	Nine months ended Dec. 31, 2015
Sales revenue	9,836,584	10,943,262
Operating costs and expenses:
Cost of sales	(7,626,209)	(8,503,957)
Selling, general and administrative	(1,185,041)	(1,410,722)
Research and development	(440,829)	(461,376)

Total operating costs and expenses	(9,252,079)	(10,376,055)

Operating profit	584,505	567,207

Share of profit of investments accounted for using the equity method	78,143	117,611
Finance income and finance costs:
Interest income	19,629	21,312
Interest expense	(14,664)	(13,538)
Other, net	30,965	1,564

Total finance income and finance costs	35,930	9,338

Profit before income taxes	698,578	694,156
Income tax expense	(230,815)	(208,818)

Profit for the period	467,763	485,338

Profit for the period attributable to:
Owners of the parent	427,530	437,975
Non-controlling interests	40,233	47,363

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	237.21	243.01

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2014 and 2015

	Yen (millions)
	Nine months ended Dec. 31, 2014	Nine months ended Dec. 31, 2015
Profit for the period	467,763	485,338
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(6,162)	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	17,211	(2,303)
Share of other comprehensive income of investments accounted for using the equity method	(146)	(319)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	590,258	(185,534)
Share of other comprehensive income of investments accounted for using the equity method	48,598	(18,452)

Total other comprehensive income, net of tax	649,759	(206,608)

Comprehensive income for the period	1,117,522	278,730

Comprehensive income for the period attributable to:
Owners of the parent	1,049,833	247,632
Non-controlling interests	67,689	31,098

[3] Condensed Consolidated Statements of Changes in Equity

As of and for the nine months ended December 31, 2014

	Yen (millions)
	Equity attributable to owners of the parent
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2014	86,067	171,117	(26,149)	5,831,140	273,359	6,335,534	223,394	6,558,928

Comprehensive income for the period
Profit for the period				427,530		427,530	40,233	467,763
Other comprehensive income, net of tax					622,303	622,303	27,456	649,759

Total comprehensive income for the period				427,530	622,303	1,049,833	67,689	1,117,522
Reclassification to retained earnings				(4,094)	4,094	—		—
Transactions with owners and other
Dividends paid				(118,951)		(118,951)	(21,323)	(140,274)
Purchases of treasury stock			(11)			(11)		(11)
Disposal of treasury stock			1			1		1
Equity transactions and others							(2,924)	(2,924)

Total transactions with owners and other			(10)	(118,951)		(118,961)	(24,247)	(143,208)

Balance as of December 31, 2014	86,067	171,117	(26,159)	6,135,625	899,756	7,266,406	266,836	7,533,242

As of and for the nine months ended December 31, 2015

	Yen (millions)
	Equity attributable to owners of the parent
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2015	86,067	171,118	(26,165)	6,083,573	794,034	7,108,627	274,194	7,382,821

Comprehensive income for the period
Profit for the period				437,975		437,975	47,363	485,338
Other comprehensive income, net of tax					(190,343)	(190,343)	(16,265)	(206,608)

Total comprehensive income for the period				437,975	(190,343)	247,632	31,098	278,730
Reclassification to retained earnings				(253)	253	—		—
Transactions with owners and other
Dividends paid				(118,950)		(118,950)	(35,251)	(154,201)
Purchases of treasury stock			(11)			(11)		(11)
Disposal of treasury stock
Equity transactions and others							(2,815)	(2,815)

Total transactions with owners and other			(11)	(118,950)		(118,961)	(38,066)	(157,027)

Balance as of December 31, 2015	86,067	171,118	(26,176)	6,402,345	603,944	7,237,298	267,226	7,504,524

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Nine months ended Dec. 31, 2014	Nine months ended Dec. 31, 2015
Cash flows from operating activities:
Profit before income taxes	698,578	694,156
Depreciation, amortization and impairment losses excluding equipment on operating leases	455,635	493,836
Share of profit of investments accounted for using the equity method	(78,143)	(117,611)
Finance income and finance costs, net	(28,145)	(10,947)
Interest income and interest costs from financial services, net	(131,071)	(120,419)
Changes in assets and liabilities
Trade receivables	59,925	60,095
Inventories	(23,943)	51,020
Trade payables	(103,373)	(51,047)
Accrued expenses	(40,384)	(34,993)
Provisions and retirement benefit liabilities	21,807	105,749
Receivables from financial services	160,921	328,043
Equipment on operating leases	(401,199)	(424,387)
Other assets and liabilities	(32,045)	(61,480)
Other, net	(10,405)	1,368
Dividends received	76,889	61,433
Interest received	176,507	178,208
Interest paid	(65,488)	(71,223)
Income taxes paid, net of refunds	(174,707)	(123,146)

Net cash provided by operating activities	561,359	958,655
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(455,970)	(485,311)
Payments for additions to and internally developed intangible assets	(160,779)	(177,354)
Proceeds from sales of property, plant and equipment and intangible assets	27,222	19,984
Payments for acquisitions of investments accounted for using the equity method	(1,561)	—
Payments for acquisitions of other financial assets	(73,104)	(129,871)
Proceeds from sales and redemptions of other financial assets	77,352	91,664
Other, net	328	(1,977)

Net cash used in investing activities	(586,512)	(682,865)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	6,437,390	6,180,654
Repayments of short-term financing liabilities	(6,243,085)	(6,454,410)
Proceeds from long-term financing liabilities	1,072,964	1,413,771
Repayments of long-term financing liabilities	(990,799)	(1,001,637)
Dividends paid to owners of the parent	(118,951)	(118,950)
Dividends paid to non-controlling interests	(20,593)	(33,044)
Purchases and sales of treasury stock, net	(10)	(11)
Other, net	(35,807)	(35,168)

Net cash provided by financing activities	101,109	(48,795)
Effect of exchange rate changes on cash and cash equivalents	114,617	(65,272)

Net change in cash and cash equivalents	190,573	161,723
Cash and cash equivalents at beginning of year	1,193,584	1,471,730

Cash and cash equivalents at end of period	1,384,157	1,633,453

[5] Assumptions for Going Concern

None

[6] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Company’s condensed consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, and Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development, Manufacturing, and Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

For the three months ended December 31, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	472,783	2,566,652	381,096	77,375	3,497,906	—	3,497,906
Intersegment	—	43,090	4,370	8,205	55,665	(55,665)	—

Total	472,783	2,609,742	385,466	85,580	3,553,571	(55,665)	3,497,906

Segment profit (loss)	53,024	109,588	50,170	(2,781)	210,001	—	210,001

For the three months ended December 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	442,182	2,652,491	444,590	77,960	3,617,223	—	3,617,223
Intersegment	—	32,065	3,232	4,097	39,394	(39,394)	—

Total	442,182	2,684,556	447,822	82,057	3,656,617	(39,394)	3,617,223

Segment profit (loss)	49,507	69,577	51,494	(7,499)	163,079	—	163,079

As of and for the nine months ended December 31, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,332,035	7,171,380	1,104,558	228,611	9,836,584	—	9,836,584
Intersegment	—	101,557	9,872	19,127	130,556	(130,556)	—

Total	1,332,035	7,272,937	1,114,430	247,738	9,967,140	(130,556)	9,836,584

Segment profit (loss)	138,781	297,822	148,395	(493)	584,505	—	584,505

Segment assets	1,510,495	7,451,797	9,464,294	361,133	18,787,719	(426,148)	18,361,571
Depreciation and amortization	52,203	389,664	345,888	8,925	796,680	—	796,680
Capital expenditures	52,467	543,981	1,213,624	9,140	1,819,212	—	1,819,212

As of and for the nine months ended December 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,368,176	7,950,031	1,380,268	244,787	10,943,262	—	10,943,262
Intersegment	—	96,151	9,600	13,766	119,517	(119,517)	—

Total	1,368,176	8,046,182	1,389,868	258,553	11,062,779	(119,517)	10,943,262

Segment profit (loss)	154,145	268,104	155,803	(10,845)	567,207	—	567,207

Segment assets	1,387,628	7,520,141	9,431,907	356,017	18,695,693	(107,448)	18,588,245
Depreciation and amortization	55,122	421,891	460,640	10,157	947,810	—	947,810
Capital expenditures	49,681	581,905	1,474,286	12,284	2,118,156	—	2,118,156

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 298,348 million as of December 31, 2014 and JPY 402,463 million as of December 31, 2015 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended December 31, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	507,713	1,887,050	151,309	709,919	241,915	3,497,906	—	3,497,906
Inter-geographic areas	456,393	80,724	19,025	163,493	906	720,541	(720,541)	—

Total	964,106	1,967,774	170,334	873,412	242,821	4,218,447	(720,541)	3,497,906

Operating profit (loss)	75,724	79,919	(2,533)	77,088	10,168	240,366	(30,365)	210,001

For the three months ended December 31, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	474,543	2,028,572	161,236	759,658	193,214	3,617,223	—	3,617,223
Inter-geographic areas	558,258	118,133	25,257	154,205	772	856,625	(856,625)	—

Total	1,032,801	2,146,705	186,493	913,863	193,986	4,473,848	(856,625)	3,617,223

Operating profit (loss)	27,795	37,905	(5,306)	88,234	(303)	148,325	14,754	163,079

As of and for the nine months ended December 31, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,557,230	5,101,235	488,551	1,971,780	717,788	9,836,584	—	9,836,584
Inter-geographic areas	1,358,957	255,397	54,713	440,295	2,729	2,112,091	(2,112,091)	—

Total	2,916,187	5,356,632	543,264	2,412,075	720,517	11,948,675	(2,112,091)	9,836,584

Operating profit (loss)	201,586	189,174	(6,478)	207,181	32,377	623,840	(39,335)	584,505

Assets	4,080,580	10,547,552	654,797	2,496,126	770,164	18,549,219	(187,648)	18,361,571
Non-current assets other than financial instruments and deferred tax assets	2,178,112	4,012,316	136,770	727,961	219,536	7,274,695	—	7,274,695

As of and for the nine months ended December 31, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,463,373	6,133,622	479,375	2,224,302	642,590	10,943,262	—	10,943,262
Inter-geographic areas	1,467,982	300,851	66,868	469,948	2,582	2,308,231	(2,308,231)	—

Total	2,931,355	6,434,473	546,243	2,694,250	645,172	13,251,493	(2,308,231)	10,943,262

Operating profit (loss)	81,766	184,394	(3,127)	269,807	11,414	544,254	22,953	567,207

Assets	4,259,603	10,690,637	642,390	2,505,803	596,279	18,694,712	(106,467)	18,588,245
Non-current assets other than financial instruments and deferred tax assets	2,353,689	4,522,481	111,624	741,779	174,739	7,904,312	—	7,904,312

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 298,348 million as of December 31, 2014 and JPY 402,463 million as of December 31, 2015 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[7] Other

1. Loss related to airbag inflators

Honda provides warranty programs with regard to the product recalls and SIC (Safety Improvement Campaign) related to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In North America, various class actions related to the above mentioned product recalls and SIC have been filed against Honda since October 2014. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including for incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the cases in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multi-district litigation.

Regarding the above matter, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Also, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there is uncertainty regarding the period when these lawsuits will be concluded.

2. Transfer pricing tax refund

In May 2015, the lawsuit related to transfer pricing involving the Company’s foreign transactions with certain Brazilian subsidiaries was concluded, and it was ruled that the Company shall receive a tax refund plus interest in Japan. As a result, income tax expense decreased by JPY 19,145 million for the nine months ended December 31, 2015.

3. Impairment loss on investments accounted for using the equity method

For the nine months ended December 31, 2014, the Company recognized impairment losses of JPY 18,979 million on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income. For the nine months ended December 31, 2015, the Company did not recognize any significant impairment losses.